UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of August 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, August 1, 2007

PRESS RELEASE

CONSOLIDATED REVENUE(1) FOR THE HALF YEAR
ENDING JUNE 30, 2007
(Unaudited IFRS figures)
Revenue up 11.6% at constant exchange rates
(See details of the conference call on page 4)

VEOLIA ENVIRONNEMENT
At June 30 2007 (€m)	At June 30 2006 restated (2) (€m)	% change 2007/2006	Of which: organic growth	Of which: external growth	Of which: currency effect
15,461.6	13,940.5	10 .9%	5.6%	6.0%	-0.7%

Veolia Environnement’s consolidated revenue was up 10.9% at €15,461.6 million compared to the restated figure of €13,940.5 million at June 30, 2006. Organic growth amounted to 5.6% . This growth includes the negative impact of €167 million linked to the very mild weather in Europe in the first half of the year, as well as the net negative impact of €13 million on the Energy division’s revenues due to a decrease in energy prices. Excluding these items, organic revenue growth was 7.0% and total growth was 12.2% .

External growth of 6.0% stemmed principally from the acquisitions made by Veolia Environmental Services (the waste management division) in the UK (a contribution of approximately €365 million), by Veolia Energy in Europe and Australia (€107 million) and by Veolia Transport in France (€130 million). The impact of movements in exchange rates (a decrease of €102.3 million, or 0.7%) mainly reflects the depreciation of the US dollar versus the euro. Revenue generated abroad was €8,425.8 million, or 54.5% of total revenue, compared to 52.1% at June 30, 2006.

_________________________
(1)	Revenue from ordinary activities.
(2)	To ensure comparability between the two accounting periods, the accounts at June 30, 2006, have been restated, in particular the revenue from ordinary activities of Veolia Transport in Denmark that was accounted for at the end of 2006 according to IFRS5 and shown in the income statement in the line «Net income from discontinued operations».

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WATER

At June 30 2007 (€m)	At June 30 2006 restated (€m)	% change 2007/2006	Of which organic growth	Of which: external growth	Of which: currency effect
5,220.7	4,801.0	8.8%	8.5%	0.9%	-0.6%

•
In France, organic growth, excluding Veolia Water Solutions & Technologies, amounted to 3.9% . This was in spite of lower volumes of water in production, which were offset by a wider range of services on offer and strong growth in engineering work.

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Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue increased by 11.5% at constant exchange rates and consolidation scope. In Europe, the growth of 5.4% reflected the start-up of new contracts signed in 2006, notably in Central Europe, partly offset by the reduction in BOT activity (Brussels and The Hague). Business activity was also strong in the Africa/Middle East region where revenue rose by more than 20.0% . In the Asia/Pacific region, the very strong growth in revenue of over 50.0% was largely driven by the start-up of new contracts in China (Kunming, Urumqui, and Sinopec), Australia (Gold Coast), South Korea and Japan.

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Veolia Water Solutions & Technologies achieved revenue growth on a constant exchange rate and consolidation scope basis of 13.0%, principally due to the strength of activity in the “Design and Build” service offered to municipal and industrial customers, which was particularly pronounced in the Middle East and Australia.

WASTE MANAGEMENT
At June 30 2007 (€m)	At June 30 2006 restated (€m)	% change 2007/2006	Of which: organic growth	Of which: external growth	Of which: currency effect
4,195.9	3,547.9	18.3%	7.5%	12.4%	-1.6%

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In France, revenue increased by 6.5% (5.8% at constant consolidation scope) as a result of strong activity in both non-hazardous household and industrial waste treatment (incineration plants and technical landfill centers), as well as in the treatment of hazardous industrial waste.

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Outside France, excluding Proactiva, organic growth, amounting to 8.7%, occurred in all regions. It was particularly strong in the UK (organic growth of 11.1%) with continuing gains in market share and the expansion of existing integrated contracts. Strong growth was also achieved in Scandinavia during the period. In North America, the business achieved organic growth of 5.6%, driven mainly by the strong momentum in industrial services. In Asia, the development of recent contracts (Foshan, etc.) made a strong contribution to organic revenue growth of 7.4% .

•	External growth of 12.4% mainly reflected the acquisitions of Cleanaway in the UK and of the Biffa activities in Belgium.

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ENERGY SERVICES

At June 30 2007 (€m)	At June 30 2006 restated (€m)	% change 2007/2006	Of which: organic growth	Of which: external growth	Of which: currency effect
3,320.7	3,245.3	2.3%	-1.5%	3.6%	0.2%

•
Revenue remained stable due to the effects of mild weather (a decrease of €167 million) and the change in energy prices (a decrease of €13 million) in the first half of 2007 compared to a first half in 2006 that had experienced colder weather than the previous ten-year average. Adjusted for these factors, the growth in the division’s revenue was 7.9% .

•	Under these circumstances, revenue in France decreased by 2.3%, with the effects of the weather and lower energy prices reducing revenue growth by approximately €122 million.

•
Outside France, the effects of the weather were offset by recent business development by the company, notably in Central Europe, the UK, and Australia. Consequently, the overall growth in international revenue was 8.9% .

TRANSPORTATION
At June 30 2007 (€m)	At June 30 2006 restated (€m)	% change 2007/2006	Of which: organic growth	Of which: external growth	Of which: currency effect
2,724.3	2,346.3	16.1%	7.3%	9.8%	-1.0%

•	Revenue in France rose by 19.1%, in particular as a result of the contribution from SNCM, new urban and interurban contracts, and the expansion of existing contracts.

•
Outside France, revenue increased by 14.3% (up 9.1% at constant exchange rates and consolidation scope), reflecting the full impact of business development in North America, the growth in activity in Australia, and a number of small acquisitions made in Central Europe and the UK.

The strong growth in revenue in the first half is in line with the company’s medium-term objectives. Recently-announced developments that will contribute to organic growth (new contracts for seawater desalination in Spain and Australia, the Haikou water contract in China, integrated waste management contracts in the UK (Southwark), the award of the Harbin heating network operations and the signature of the Jiamsu contract in China), as well as recent acquisitions (the purchase of Sulo in Germany and TMT in Italy in the waste management sector, and of TNAI in North America in energy services) enable Veolia Environnement to confirm its growth and profitability targets for the full-year.

The success of the recent €2.6 billion capital increase has strengthened the company’s financial situation and enables it to address with confidence its outlook for further profitable growth in the medium-term.

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Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains forward-looking statements within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control,, such as: risks relating to the development of Veolia Environnement’s activities in highly competitive sectors that require substantial human and capital resources; the risk that changes in energy prices or in tax levels may reduce Veolia Environnement’s profits; the risk that governmental authorities might modify or terminate some contracts entered into with Veolia Environnement; the risk that Veolia Environnement may incur higher costs in the future to comply with environmental regulations; risks relating to exchange rate fluctuations which may have an adverse effect on Veolia Environnement’s financial situation as reflected in its financial statements, leading to a decline in the price of Veolia Environnement’s shares; risks relating to Veolia Environnement’s potential environmental liabilities with respect to past, present and future activities; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to do so, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

Investors in the US contact: Brian Sullivan – Tel. +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

A conference call is scheduled for August 1, 2007, at 8.30am (CET)

The dial-up number is: +33 (0)1 70 99 42 81

or

+44 207 138 0843

A replay of the call will be available between August 1 and 7, 2007

In France dial:	+33 (0)1 71 23 02 48
In the UK dial:	+44 (0)20 7806 1970
In the US dial:	+1 718 354 1112
(Code 1220754#)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 1, 2007
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary